SPENCER CLARKE LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2019







PUBLIC
TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49362

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2018 (MM/DD/YY) AND ENDING March 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER CLARKE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*







OATH OR AFFIRMATION

I, Reid Drescher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER CLARKE LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

6/5/19

Notary Public

DOROTHY V LABATTAGLIA
Notary Public – State of New York
NO. 01LA6367587
Qualified in Kings County
My Commission Expires Nov 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER CLARKE LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2019

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Spencer Clarke LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Spencer Clarke LLC's auditor since 2015.

Maitland, Florida

June 13, 2019

SPENCER CLARKE LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2019

ASSETS		
Cash	$	31,745
Other assets		1,287
Total Assets	$	33,032
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	7,549
Member's Equity		
Total Member's Equity		25,483
Total Liabilities and Member's Equity	$	33,032

The accompanying notes are an integral part of these financial statements

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Clarke LLC, (The "Company"), a Limited Liability Company, is a broker dealer registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings"). The Company earns consulting and advisory fees, from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

Use of Estimates

The preparation of financial statements in conformity with the Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of March 31, 2019, the Company had no uninsured cash balances.

The Company maintains all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account and does not believe it is exposed to any significant credit risk on cash.

Income Taxes

The Company files consolidated tax returns with its parent, Spencer Clark Holdings LLC. The Company is an LLC and will not be required to recognize income tax expense. The member of the LLC will recognize tax provisions. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the company for 2017, 2016, and 2015 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Recently Adopted Accounting Pronouncements

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended March 31, 2019 or net income for the preceding yearend.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE 2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company has net capital of $24,196, which was $19,196 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 31.20%.

On a directive by FINRA, the Firm assumed a contingent liability under Rule 15c3-1(c)(2), (Lawsuits as Contingent Liabilities), for the period December 31, 2018 through January 10, 2019, resulting in an alleged Capital deficit of up to $5,178.08 during the 11 day period. Although the Firm disagrees with the FINRA directive, a notification was filed

NOTE 3.   CONCENTRATIONS

During the year ended March 31, 2019, two major customers represented 55.87% of advisory fee revenue.

NOTE 4.   RELATED PARTIES

The Company had no related party transactions for year end March 31, 2019.

NOTE 5.   COMMITMENTS & CONTINGENCIES

The Company leases an office for a 6 month term for $1,751 per month ending May 31, 2019. The previous lease agreement was for $1,800 per month, ending Nov 30, 2018. The total lease expense for the year ended March 31, 2019 was $21,987,which includes $21,404 for base rent and $583 for copier use and other office amenities. The Company has no other commitments.

The Company and an officer of the Company are the subject of a claim for alleged breach of contract regarding a failure to make payments pursuant to an alleged contractual obligation claiming damages of at least $500,000. Outside counsel represents that they are reasonably comfortable that the Company will not be held liable, as the Company is not a party to any contract. Even if held liable, outside counsel represents they believe there is no serious exposure, therefore a liability has not been recorded regarding this matter. The Company plans to vigorously contest its inclusion in this matter and has filed a motion to be removed.

The Company and an officer of the Company are also the subject of a another action for alleged damages for breach of contract and are demanding a judgement of $280,000. Outside counsel represents with a high degree of reasonable certainty that the Company was named improperly and inappropriately as a defendant in the case, therefore a liability has not been recorded regarding this matter. The Company plans to vigorously contest its inclusion in this matter, as well, and has filed a motion to be removed.

NOTE 6.   SUBSEQUENT EVENTS

The company has performed an evaluation of subsequent events through June 13, 2019, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that require disclosure and or adjustments.